GREATER ASIA REALTY HOLDINGS, LTD.
                              C/O TAY CHONG WENG
                              M-3-19 PLAZA DAMAS
                              SRI HARTAMAS, 50480
                            KUALA LUMPUR, MALAYSIA
                           TEL/FAX: +(603) 2178-4947
                           EMAIL: TCWKL@HOTMAIL.COM


                              December 3, 2007

VIA EDGAR FILING

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

RE:    GREATER ASIA REALTY HOLDINGS, LTD. (THE "COMPANY")
       CIK # 0001388158
       REGISTRATION STATEMENT ON FORM SB-2

Ladies and Gentlemen:

       Pursuant to the applicable provisions of the Securities Act of 1933, as amended, and Regulation S-T, transmitted herewith is the Company's Registration Statement on Form SB-2 (the "Form SB-2").

       The Company has forwarded the filing fee totaling $76.75 for the Form SB-2 by money order to the lockbox of the Commission. If you have any questions regarding this filing, please write or call the undersigned at the address and telephone/fax number listed above.

       Thank you for your attention.

                                 Very truly yours,

                                 GREATER ASIA REALTY HOLDINGS, LTD.


                                 By:  /s/ TAY CHONG WENG
                                 ----------------------------------
                                 Tay Chong Weng, President and CEO





cc:   Law Offices of Gary L. Blum, Esq.